Exhibit (a)(5)(clxxviii)

Exhibit (a)(5)(clxxviii)

ORACLE

Important Notice

Regarding the Tender Offer

This presentation reflects the opinions and beliefs of Oracle Corporation regarding matters related to the tender offer.

Oracle has not obtained the consent of the authors and publications reprinted in this presentation to the use of their material. Certain of the securities analysts whose statements are excerpted are employed by firms that have performed services for Oracle and its affiliates.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003 as amended and restated on November 3, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners Inc., the Information Agent for the offer, or from Oracle Corporation.

Agenda

1. Executive Summary

2. $24 per Share: Best and Final Offer

3. The Alternative: Uncertain Future and Significant Price Risk

4. Oracle’s Acquisition Rationale and Strategy

5. Call to Action

Summary of Oracle’s Offer

Best and final offer: $24.00 cash per share $9.2B total fully-diluted value PeopleSoft stockholders must take action:

Tender shares in the Oracle tender offer by November 19, 2004, midnight EST

Oracle will withdraw its offer if a majority of the shares are not tendered by this time

Oracle’s Offer – A Risk Free Premium Compared to the Alternative

The only alternative to Oracle’s $24 price per share is an uncertain standalone future

Oracle’s Offer: $24 All Cash Premium Offer

Cash in hand

No exit or business execution risk

Generous valuation premium

– ~ 60% premium to closing price prior to the original offer

– Above the 52-week high closing price

Significantly above “unaffected” historical trading multiples

The Alternative: A Declining Value Proposition

PeopleSoft standalone is poorly positioned for the future

PeopleSoft’s documents and testimony reveal deteriorating revenue and earnings prospects

– Special deals and other one-time deals have drained the pipeline J.D. Edwards transaction has failed to deliver shareholder value Lack of financial credibility, most recent CY’05 plan developed in 1½ weeks Analysts predict stock decline if Oracle drops its tender offer

Agenda

1. Executive Summary

2. $24 per Share: Best and Final Offer

3. The Alternative: Uncertain Future and Significant Price Risk

4. Oracle’s Acquisition Rationale and Strategy

5. Call to Action

$24 / Share: Implied Valuation Multiples and Premiums

($ in millions, except per share values)

PeopleSoft

Offer Price $24.00

Market Capitalization $9,182.3

Cash and Short-Term Investments 1,678.4

Enterprise Value 7,503.9

P/E Multiples(1) :

CY ‘04 $0.67 35.8x

CY ‘05 0.77 31.2x

Offer Premium to:

Trailing 90-Day Average (through 10/29/04) $18.67 28.5%

Closing Price as of Day Before Original Offer (6/5/03) 15.11 58.8%

(1) Forward EPS estimates based on First Call consensus as of 10/29/04.

Analysts Endorse the Oracle Offer

“We would recommend that PeopleSoft shareholders take advantage of Oracle’s $24 / share bid, as we agree with Oracle Chairman Jeff Henley’s observation that the offer represents a “substantial” premium to where PeopleSoft shares would trade without the bid. Oracle’s $24 / share offer represents a 55% premium to our fundamental valuation of $15.50 for PeopleSoft shares.”

- Charles J. Di Bona II, Bernstein Research November 2, 2004

“Oracle’s all-cash bid of $24 / share is attractive, in our opinion (31x 2005 consensus EPS), and we would advise investors to tender their shares.”

- David Hilal, CFA, Friedman Billings Ramsey November 1, 2004

“First of all, we agree with Oracle that $24 is a rich price to pay for PeopleSoft. Second, Oracle is making an ultimatum to PeopleSoft shareholders - either Oracle pays $24 / PeopleSoft share or walks away, in which PeopleSoft’s share price probably falls to the $15 - $18 range.”

- Kevin Buttigieg, A.G. Edwards November 1, 2004

“We believe the latest Oracle offer is fair… We believe PeopleSoft shares could be trading significantly lower without the presence of Oracle’s bid.”

- Jim Yin, Ehrenkrantz King Nussbaum November 1, 2004

$24 / Share: Significant Premium to Standalone Valuation

Oracle’s offer is a 56% premium to PeopleSoft’s standalone valuation as implied when antitrust clearance was uncertain

Next Twelve Months P/E Multiples

February 26, 2004 (DOJ Files Suit) - September 8, 2004 (Day Before U.S. District Court Announces Decision)

Implied NTM P/E multiple @ $24 Offer Price (Current): 31.8x

2/26/04 DOJ Files Suit

Average: 20.4x

9/8/04 Day Before U.S.

District Court Announces Decision

32.0x 30.0x 28.0x 26.0x 24.0x 22.0x 20.0x 18.0x 16.0x 14.0x 12.0x 10.0x

2/26/2004 3/24/2004 4/21/2004 5/18/2004 6/16/2004 7/14/2004 8/10/2004 9/07/2004

Source: First Call through 10/29/04.

$24 / Share: Attractive Premiums to Recent Trading Range

Next Twelve Months P/E Multiples

February 26, 2004 (DOJ Files Suit) - September 8, 2004 (Day Before U.S. District Court Announces Decision)

Implied NTM P/E multiple @ $24 Offer Price (Current): 31.8x

17.3x

84% Premium

20.4x

56% Premium

24.4x

30% Premium

Low Average High

Underlying (1) $16.82 $18.05 $18.12 Share Price:

(1) Represents average share price from 2/26/04 to 9/8/04.

Source: First Call through 10/29/04.

$24 / Share: Oracle’s Best and Final Offer

Oracle’s current offer on a multiple basis is truly our best offer

Next Twelve Months P/E Multiples

January 2, 2004 - October 29, 2004 (Day Before Final Offer)

Implied NTM P/E multiple @ $24 Offer Price (Current): 31.8x Implied NTM P/E multiple @ $26 Offer Price (2/4/04): 27.9x Implied NTM P/E multiple @ $21 Offer Price (5/14/04): 22.1x

32.0x 30.0x 28.0x 26.0x 24.0x 22.0x 20.0x 18.0x 16.0x 14.0x

1/2/2004 2/10/2004 3/18/2004 4/26/2004 6/02/2004 7/12/2004 8/17/2004 9/23/2004 10/29/04

Source: First Call.

A Full, Fair and Final Offer

Daily Closing Prices

January 2, 2004 - October 29, 2004 (Day Before Final Offer)

Oracle Offer: $24.00

180-day Average: $18.73 (Offer Premium: 28.1%)

90-day Average: $18.67 (Offer Premium: 28.5%)

$25 $24 $23 $22 $21 $20 $19 $18 $17 $16 $15

1/2/04 2/5/04 3/10/04 4/13/04 5/14/04 6/18/04 7/22/04 8/24/04 9/27/04 10/28/04

Agenda

1. Executive Summary

2. $24 per Share: Best and Final Offer

3. The Alternative: Uncertain Future and Significant Price Risk

4. Oracle’s Acquisition Rationale and Strategy

5. Call to Action

PeopleSoft’s Standalone Future is Uncertain

PeopleSoft lacks a coherent business strategy

Reappointed Dave Duffield as CEO after he previously acknowledged he wasn’t qualified

Lost or displaced other critical executives

Admitted to insufficient investment to maintain competitive products

JD Edwards has failed to provide tangible shareholders’ benefits

Consensus EPS estimate for CY’04 today is same as it was before the JDE deal was announced

Management team has lost financial credibility

Pipeline has been exploited using one-time special deals such as golden disks (all-you-can-use software)

Maintenance deteriorating as company sells fixed price 5-to-10 year contracts at steep discounts

Consistently missed guidance provided, and has now announced materially lower CY’04 targets

Change in Management Signals a Lack of Focus and Momentum

Dave Duffield has been reappointed as CEO

Before stepping down as CEO in 1999, he made the following comment, “It takes more than a people-oriented programmer [referring to himself] to run a $1 billion company.” (1)

PeopleSoft has had turnover in many of its top positions:

Craig Conway - President & CEO Ram Gupta - EVP of Products and Technology Anne Jordan - General Counsel Kyle Bowker - VP North America Joe Davis - GM, Customer Relationship Management Division Renee Lorton - GM, Financial Management Division

Doug Merritt - GM, Human Capital Management Division Pat Quirk - VP & GM, Supply Chain Management Division Brad Wilson - Marketing Chief, Customer Relationship Management Division Dee Anna McPherson - Public Relations Director

(1) “Regrets overshadow PeopleSoft 8.0 launch”, Computing Canada, Volume 25, Issue 34, 9/10/99.

PeopleSoft Itself Is Concerned for the Company’s Product Future

“…we are fundamentally investing less absolute dollars on the initiatives we put forward than our competitors. Relative to these players they have 3 to 5 times our developer count (and probably in most other areas too). Yet we are trying to cover fundamentally the same footprint that they do. To overcome this, we had a boost from Momentum funds – we don’t anymore and we’re now on a subsistence diet. We basically rob from Peter to pay Paul.” “Our practice in the past has been to cherry-pick deals from each country and capture the low-hanging fruit – I think this contrasts with SAP who makes sizeable investments in each country and then is in a position to systematically harvest future business from these countries.”

Rick Bergquist, Chief Technology Officer, PeopleSoft, Inc.

Email dated February 24, 2003

“While I am equally steamed about this, the sad reality is that the HR products group has been getting less than 8% of its revenue contribution back into its R&D budget for the past 3 years and with the budget cuts this year, we’ll likely be at the 5-6% range. This is the level of investment usually associated with a graying cash cow.”

Doug Merritt, General Manager, HCM Products, PeopleSoft, Inc.

Email dated June 12, 2002

“I could not agree with you more. TOE is good, but the resource balance is out of whack. SAP is going to eat our lunch. We are late to the game.”

Rick Bergquist, Chief Technology Officer, PeopleSoft, Inc.

Email dated March 3, 2003

JD Edwards Transaction Has Failed to Deliver Shareholder Value

“Given the significant developmental projects in front of PSFT, specifically the merging of the PSFT and JDEC code bases and the transition to service-oriented architectures (SOA), we are somewhat concerned by the Q3-04 upside surprise driven by R&D savings.” “Synergies from JDEC Merger: So far the results of the merger with JDEC are decidedly mixed.”

“One of the driving factors behind the PSFT/JDEC merger was the promise of $167-$207M in proposed revenue and cost synergies. However, one year later, PSFT’s revenue growth is essentially flat year-over-year while operating margins have shown little improvement. The fact that expenses are growing just as fast as license sales would seem to argue against any meaningful synergies, at least on the scale that PSFT has discussed in the past.” “Overall, we expect the applications market to remain weak through 2005 and for PSFT to continue to struggle with the assimilation of JDEC.”

- Charles J. Di Bona II, Bernstein Research October 22, 2004

“(PeopleSoft) has actually taken on a lot more customers than they were previously managing as an independent entity,” [IDC analyst Albert] Pang said. “They have a much more diverse population out there with many, many layers of technology and support requirements, so it’s going to be a huge undertaking for them to make this work.” “It remains to be seen just how much added value and revenue streams PeopleSoft can secure out of these people,” Pang said. “It may be a wild success for PeopleSoft, or it could really be just a mediocre type of performer over the next few years.”

- “PeopleSoft Faces the Toughest Problems in J.D. Edwards Merger” By Antone Gonsalves, TechWeb.com, January 5, 2004

PeopleSoft’s Track Record of Inflated Revenue and Earnings Guidance

CY’04 consensus EPS estimate back to pre-JD Edwards target

PeopleSoft CY2004 Consensus EPS

January 1, 2003 through October 29, 2004

PeopleSoft confirms that original guidance for CY’04 cannot be achieved and delays providing updated projections.

Q2 04 Earnings Call, 7/27/04

CY 2004

High $0.91

Low 0.57

“I don’t think the Oracle bid is a current issue… certainly our financial projections are not based on any kind of fear or apprehension that could be an impact.”

Craig Conway, Analyst Day, 9/4/03

“2004 Guidance is Highly Achievable - EPS”

Kevin Parker, PeopleSoft Investor Presentation, March 2004 $0.67 10/29/04

“As a company, we remain committed to the full year guidance for revenue and pro forma EPS we announced in September and reaffirmed in January.”

Kevin Parker, Q1 04 Earnings Call, 4/22/04

$1.00 $0.90 $0.80 $0.70 $0.60 $0.50 $0.40

1/02/2003 3/10/2003 5/13/2003 7/17/2003 9/19/2003 11/21/2003 1/29/2004 4/02/2004 6/08/2004 8/12/2004 10/15/2004

Source: First Call.

PeopleSoft’s Latest Financial Ploy

Devised latest response in 1½ weeks

– Aggressive “new” targets under “old” management Latest ploy is in response to Oracle’s $24 best and final offer Last financial ploy materially missed its target

2004 Management Guidance

March ‘04 Guidance Guidance (1) Current

License Revenue ($MM) $700 - $715 $600 - $610

Pro Forma EPS $0.92 - $0.95 $0.68 - $0.70

(1) As of 11/10/04.

New ploy is once again based on unrealistic operating assumptions

– Aggressive CY’05 license revenue targets

– Projected CY’05 pro forma operating margins are approximately 50% higher than current margins with no significant restructurings

Note: 2004 EPS calculated using actual pro forma EPS from Q1 ‘04 to Q3’ 04 and management guidance as of 11/10/04 for Q4 ‘04.

Analysts Question New Ploy

“While Q4 guidance is only slightly above our ests, we believe FY05’s operating margin target of 20%+ is very aggressive given the last time PSFT exceeded that level was in 1997. Although PSFT claims FY05 license guidance of +5%-10% growth is inline with the mkt, we believe the track record is less than comforting. Compared to guidance given a year ago, today’s FY04 license guidance would represent a $100M miss and PF EPS a 22-23 cents miss, while we acknowledge that ORCL’s disruptive fight has lasted longer than expected. Furthermore, FY05 license guidance is $60M below FY04 guidance given a year ago, while oper mgn is expected to be 3 pct pts higher.”

- Brent Thill, Prudential November 10, 2004

“We believe the assumptions behind 2005 guidance and board’s decision are more strategic than a true reflection of the state of business at PSFT because license rev assumptions seem unrealistic, operating margin expectations not seen since 1997, and valuation assumptions seem optimistic.”

- Heather Bellini, UBS November 10, 2004

“We think PSFT’s guidance is overly aggressive both with license and earnings expectations… PSFT is also counting on aggressive expense controls (flat R&D, flat S&M in FY05) that jeopardize revenue.”

- Adam Holt, JP Morgan November 11, 2004

Analysts Question New Ploy

“We believe management’s F05 outlook is aggressive, considering the company could not point to any specific reasons for an improved business climate or plans for additional cost reductions. Aside from what we believe to be an unrealistic financial outlook by the company, we were mostly disappointed in management’s explanation of its rejection recommendation.”

- Jason Maynard, Merrill Lynch November 11, 2004

“We believe 2005 EPS guidance will be extremely challenging without a meaningful reduction in force. We do not subscribe to management’s 20%-plus pro forma operating margin guidance; therefore, we are leaving our 2005 EPS estimate of $0.79 unchanged.”

- Jason Kraft, Susquehanna Financial Group November 11, 2004

“It is not entirely clear to us how PeopleSoft will attain such a significant margin improvement without meaningful headcount reductions but, as was stated on their call, it appears to us that this is the plan. We believe $24 represents an attractive offer for PeopleSoft shareholders at this time.”

- John DiFucci, Bear Stearns November 11, 2004

Analysts Question New Ploy

“More valuable today?… This statement is a bit perplexing, because at that time, PSFT’s license forecast was $700 million to $715 million for 2004. PSFT is now expecting 2004 license to be $597 million to $607 million. Management’s original pro forma EPS guidance was $0.90 to $0.92, versus $0.69 to $0.71 today.”

- David Hilal, Friedman, Billings, Ramsey November 11, 2004

“We are concerned that PSFT is elevating expectations to unreasonable levels in order to convince shareholders to side with the Board in opposing ORCL’s tender offer. Efforts to meet overly ambitious expectations could result in the drainage of the sales pipeline which in turn could establish a dynamic leading to subsequent negative revenue and earnings surprise akin to those posted in Q2-04. We remind investors of the bullish forecasts PSFT made shortly after the JDEC merger closed, and the later disappointments that followed, and worry that PSFT is creating a similar situation now with its guidance for next year.”

- Charles Di Bona II, Bernstein Research November 11, 2004

“To achieve these targets, we believe PSFT would need to see a meaningful improvement in its business, but we currently do not see a catalyst for improvements of the magnitude implied in FY-05 guidance and remain skeptical as to the achievability of these targets.”

- Charles Di Bona II, Bernstein Research November 11, 2004

Analysts Question New Ploy

“In addition to rejecting Oracle’s $24 takeover bid, PeopleSoft announced Q4 and 2005 guidance that suggests the company is mainly focused on convincing shareholders not to tender their shares. Because guidance has little credibility, we continue to believe that PeopleSoft shareholders will opt for Oracle’s $24 in cash, and that ultimately a deal will be completed.”

- Drew Brosseau, SG Cowen & Co.

November 11, 2004

“We believe the guidance is very aggressive and have made no changes to our model.” (CY2005 EPS: $0.76)

- Brad Reback, CIBC World Market November 11, 2004

“We believe PeopleSoft’s Guidance for 2005 is overly optimistic in order to bolster its case to reject Oracle’s offer.”

- Jim Yin, Ehrenkrantz King Nussbaum November 11, 2004

Unrealistic Margin Targets Pro Forma Operating Margins

15.9%

16.8%

15.7%

11.7%

13.2%

14.4%

“In Excess of 20%” (1)

Sep-03A Dec-03A Mar-04A Jun-04A Sep-04A 2004 2005

Note: 2004 operating margin calculated using actual pro forma operating income from Q1 ‘04 to Q3’ 04 and management guidance as of 11/10/04 for Q4 ‘04. 2005 operating margin based on management guidance provided on 11/10/04.

(1) Per 11/10/04 PeopleSoft press release.

PeopleSoft’s “New” 2005 Guidance: Shareholders Have Seen This Before

Management uses inflated guidance to support unrealistic valuation expectations

PeopleSoft CY2005 Consensus EPS

May 1, 2003 through October 29, 2004

PeopleSoft misses CY’04 Q2 earnings and removes guidance

PeopleSoft’s New 2005 Guidance (11/10/04) $1.10

$1.05

40% Premium

60% Growth

CY ‘05 Recent Consensus: $0.77(2)

CY ‘04 Recent Consensus: $0.67(1)

PeopleSoft significantly revises projections in response to Oracle’s offer $1.20 $1.10 $1.00 $0.90 $0.80 $0.70 $0.60 $0.50

5/1/2003 7/01/2003 8/29/2003 10/29/2003 12/30/2003 3/02/2004 4/30/2004 7/01/2004 8/31/2004 10/29/2004

CY 2005 Consensus EPS

Note: PeopleSoft 2005 EPS Consensus estimates were not available until 5/1/2003. Source: First Call.

(1) 2004 Street Consensus EPS estimate as of 10/29/04. (2) 2005 Street Consensus EPS estimate as of 10/29/04.

PeopleSoft Management Team’s Projections Lack Credibility

PROMISED DELIVERED

April 2004 (Q1 Earnings Conference Call)

License Revenue for Q2 2004 $150 – $170 million Actual: $130 million

EPS for Q2 2004 $0.20 – $ 0.22 Actual: $ 0.14

March 2004 (Investor Presentation) Revised Guidance

License Revenue for FY 2004 $700 – $715 million $600 – $ 610 million

EPS for FY 2004 $0.92 – $ 0.95 $0.68 – $ 0.70

Pro Forma FY 2004 Operating Margin 17% 14%+

September 2003 (Analyst Day) Revised Guidance

License Revenue for FY 2004 $700 – $715 million $600 – $ 610 million

EPS for FY 2004 $0.90 – $ 0.95 $0.68 – $ 0.70

Pro Forma FY 2004 Operating Margin 17%+ 14%+

Note: 2004 EPS and operating margin calculated using actual pro forma EPS and operating income from Q1 ‘04 to Q3’ 04 and management guidance as of 11/10/04 for Q4 ‘04. Revised guidance provided on 11/10/04.

PeopleSoft Has Consistently Under-Delivered in 2004 $0.20 $0.17 $0.18 $0.14 $0.22 $0.17 $0.94 $0.67

Consensus Beginning of Year Actual Consensus Beginning of Year Actual Consensus Beginning of Year Actual Mgmt. Guidance (March ‘04) Consensus Estimate (10/29/04)

Q1 ‘04 Q2 ‘04 Q3 ‘04 CY ‘04

Note: EPS for Q2 onward excludes Oracle-related costs.

Source: First Call. Consensus EPS at beginning of year is as of 1/1/04.

Decline of PeopleSoft’s Long-Term Growth Rate

PeopleSoft’s Historical NTM Multiples

Period NTM P/E

$24 Offer Price 31.8x

Last 12 months average 22.8x

Last 24 months average 25.8x

Last 36 months average 29.3x

23.4%

22.9%

24.3%

21.4%

15.4%

13.8%

12.2% 12.1%

11.6% 11.6%

13.1% 12.7%

6/6/03 - Oracle announces tender offer for PeopleSoft

9/9/04 - Oracle prevails in antitrust lawsuit 10/1/04 - DOJ decides not to appeal antitrust decision 10/26/04—EU approves the transaction

46.5x 45.9x

31.8x

26.3x

29.3x

28.1x

28.9x

28.7x

24.8x

22.9x

18.9x

23.2x

Q4 ‘01 Q1 ‘02 Q2 ‘02 Q3 ‘02 Q4 ‘02 Q1 ‘03 Q2 ‘03 Q3 ‘03 Q4 ‘03 Q1 ‘04 Q2 ‘04 Q3 ‘04

NTM P/E Consensus EPS Long Term Growth Rate

Average Price $33.09 $34.72 $21.46 $16.00 $17.67 $18.10 $16.11 $17.73 $21.10 $21.28 $18.10 $17.85

Average EPS $0.71 $0.76 $0.67 $0.61 $0.60 $0.65 $0.56 $0.62 $0.85 $0.93 $0.96 $0.77

Source: First Call through 10/29/04.

Can You Trust PeopleSoft

Management’s Financial Guidance?

Testimony by Kevin Parker in Delaware Court on Oct. 13

PeopleSoft increases 2004 EPS guidance post JDE acquisition, but doesn’t tell shareholders that over 50% came from “organic” standalone growth as opposed to deal synergies as shareholders were led to believe

Q. “And the component increase out of that 95 cents that’s shown there in the second column,

15 cents of the increase from 69 to 95 comes from the stand-alone, nonsynergy increase in the revenue assumptions.” A. “As compared to the street expectations, yes, that’s correct.”

PeopleSoft uses inflated projections for 2004 to reject Oracle’s bid despite management’s express acknowledgement that the projections were not achievable and that they had not been updated

Q. “Were you getting signals from the field back in May [2004] that you were going to have problems reaching your numbers?

A. “I recall getting signals that – or discussing that it was a challenging quarter, yes.” Q. “And in fact, your own board is working off of those same numbers, too. Correct?” [referring to the September 2003 guidance of approximately 95 cents EPS] A. “As of when?” Q. “In, say, May of 2004, when your board considers my client’s $21 offer, your board is still using those old numbers from September of 2003. Aren’t they?” A. “In part, yes.”

Aggressive Business Policies Hamper Future Growth Opportunities

Testimony by Kevin Parker in Delaware Court on Oct. 13

Question: “Is your company doing any golden disk deals [referring to deals with unlimited use of the entire suite of applications for a flat fee]?”

Parker: “We have created a process in place where a customer can do that, yes.”

Question: “You accelerated transactions and special deals again [referring to Q3 2004]. Yes?” Parker: “We had special deals, yes.”

Question: “The reason analysts want to know that [referring to pipeline], because if you drained that pipeline and brought deals forward, you were just postponing the moment of truth?” Parker: “That is one of the implications, yes.”

Analysts Believe that a Standalone PeopleSoft is Worth Approx. $15/Share

“The asset value of PeopleSoft’s underlying business has deteriorated in the face of a poor market for applications software and the company’s inability to deliver the promised returns from the JDEC acquisition… We rate PeopleSoft Underperform with a $15.50 target price.”

- Charles J. Di Bona II, Bernstein Research November 2, 2004

“We believe the range in which PeopleSoft shares would trade if the deal were terminated would be around 20x-25x 05E earnings, representing a $15-$19 valuation range.”

- Heather Bellini, UBS

November 1, 2004

“If Oracle failed to acquire PeopleSoft and the company operated as a standalone business, we believe the shares could fall as low as $13-$14.”

- Ross MacMillan, Morgan Stanley October 22, 2004

“We find it hard to justify that PSFT should garner a premium valuation to those blue-chip firms [referring to its peer group including MSFT]. If we applied a 20x P/E multiple to our FY05 EPS estimate the shares would trade in the $14-$16 range.”

- Jason Maynard, Merrill Lynch October 22, 2004

Agenda

1. Executive Summary

2. $24 per Share: Best and Final Offer

3. The Alternative: Uncertain Future and Significant Price Risk

4. Oracle’s Acquisition Rationale and Strategy

5. Call to Action

Oracle’s Acquisition Rationale

Combination will be more competitive against Microsoft, IBM, SAP and others in EAS and broader technology stack Access to PeopleSoft customer base and its annuity revenue stream from maintenance

– Critical goal to maintain and satisfy customers

– Opportunity to sell add-on products and services Increase R&D investments to accelerate next-generation products

– Spread incremental fixed costs over larger customer base

– Facilitate higher levels of innovation and increase competitiveness in applications and technology Low risk acquisition based on planned integration strategy Accretive to operations excluding amortization

One Stop Shop in the Technology Arena

	ORACLE	Microsoft	IBM	SAP	open source
Consulting Services	Oracle Consulting	Partners	IBM GlobalServices	SAP Consulting	Partners
Applications	E-Business Suite	Microsoft Business Solutions	Partners	mySAP	Partners
Development Tools	Oracle Tools / J2EE	Visual Studio .NET	Rational / WebSphere	NetWeaver / J2EE	J2EE
Middleware Suite	Application Server 10g	.NET	WebSphere	NetWeaver	JBoss/Apache
Database	Database 10g	MS SQL Server	DB2	MySQL and others	MySQL
Operating System	Linux	Windows	Linux	Linux	Linux

ORACLE

Source: Adapted from Microsoft and IBM documents disclosed during U.S. vs Oracle antitrust trial.

33

Low-Risk Integration Strategy

One Brand: Customers are strategically seeking a vendor with a broader, expanding, well-integrated offering across the software stack

One Product Vision: Future major architectural upgrade would be to Oracle E-Business Suite only as superset product

Incorporate best features of both companies’ applications

Accelerate innovation through focus of efforts

Continue required resources for PeopleSoft product line maintenance and enhancements

One Go-To-Market Strategy: Market single product vision to avoid confusion and optimize allocation of resources

One Global Infrastructure: Provide global support from consolidated Oracle facilities; rationalize duplicate G&A organizations

Accretive Transaction to Oracle Shareholders

Accretive to our shareholders, excluding amortization of intangibles

Goal to be GAAP accretive by the end of the second year ?Earnings contribution from PeopleSoft will expand over time

Cross-sell and up-sell additional applications and modules

Offer Oracle’s On Demand outsourcing services to PeopleSoft customers

Provide one-stop shopping with access to full range of infrastructure software Cost savings are significant and readily achievable

Our management team has extensive experience in cost reduction and efficiency programs ?Will provide revenue and earnings guidance upon the completion of the transaction

Agenda

1. Executive Summary

2. $24 per Share: Best and Final Offer

3. The Alternative: Uncertain Future and Significant Price Risk

4. Oracle’s Acquisition Rationale and Strategy

5. Call to Action

PeopleSoft Shareholders: How to Tender Your Shares

Get copies of the Offer to Purchase, the Letter of Transmittal, and related documents free from MacKenzie Partners, the information agent for the Offer Send the Amended and Restated Letter of Transmittal and certificates for Shares and any other required documents to the Depositary for the Offer, American Stock Transfer & Trust Company Questions and requests for assistance can be directed to MacKenzie Partners, Inc. at (800) 322-2885 (toll-free) or (212) 929-5500, or by e-mail proxy@mackenziepartners.com

Tender shares in the Oracle tender offer by November 19, 2004, midnight EST

Oracle will withdraw its offer if a majority of the shares are not tendered by this time

Registered Holder Tender Process

Registered holders own physical certificates of PeopleSoft stock

MacKenzie Partners will mail each registered holder a complete set of tender offer materials To tender shares, the following materials must be sent to American Stock Transfer & Trust Company (the depositary) in the brown kraft envelope provided

– Letter of transmittal

– Stock certificates (do not endorse)

Method 1: Registered mail with return receipt is recommended. The letter of transmittal and stock certificates must be received no later than November 19, 2004, midnight EST

Method 2: Bring stock certificates along with Notice of Guaranteed Delivery form to a financial institution who participates in any of the accepted medallion programs. The financial institution will “stamp” the form and deliver the certificates to the depositary within 3 business days

Street Name Holder Tender Process

Shares are held on behalf of the owners by custodial banks or brokers

MacKenzie Partners will deliver sets of tender offer materials to custodians who request them on behalf of beneficial owners The custodians will mail the tender offer materials to the owners via first class mail The custodians will provide instructions to the owners on how to tender. Tender instructions are sent to the custodians, not the depositary. Depending on the custodian, tender instructions can be transmitted via mail, fax, internet, email or telephone Custodians will transmit the owners’ instructions via computer network to the Depositary Trust Company (DTC). Once received by the DTC, the shares are electronically removed from the owners’ accounts and can no longer be traded by the owner unless withdrawn DTC transmits the instructions to the depositary instantaneously